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CONTACT: DANIEL R. FEEHAN                                  FOR IMMEDIATE RELEASE
-------  THOMAS A. BESSANT, JR.                            ---------------------
         (817) 335-1100

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CASH AMERICA ANNOUNCES PRELIMINARY RESULTS OF "DUTCH AUCTION" SELF-TENDER OFFER
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(Fort Worth, Texas - December 18, 1996) Cash America International, Inc. (NYSE:
PWN) today announced the preliminary results of its "Dutch Auction" self-tender offer, which expired Tuesday, December 17 at 12:00 midnight, New York City time. The preliminary count by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, indicated that 6,362,041 shares of Common Stock were tendered and not withdrawn at prices of $8.50 per share or lower. The Company expects to purchase 4,500,000 shares tendered at such price, or approximately 70.7% of the shares tendered at the $8.50 price.

The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment and return of all shares tendered but not accepted for payment will occur as soon as practicable after determination of the final proration factor and number of shares properly tendered.

Prior to the tender offer, the Company had 28,759,454 shares of Common Stock outstanding. Following the purchase of shares tendered in the offer, the Company will have approximately 24,259,454 shares of Common Stock outstanding.

Cash America International, Inc. is the market leader in the specialty finance segment of secured, non-recourse loans to individuals, commonly known as pawn loans. The Company operates 384 pawnshops world-wide as of December 18, 1996, with 336 locations in the United States, 37 in the United Kingdom and 11 in Sweden.


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